UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Press Release dated October 31, 2016: Safe Bulkers Inc. Reports Third Quarter and Nine Months 2016 Results

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2016 Results

Monaco – October 31, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and nine months period ended September 30, 2016.

Summary of Third Quarter 2016 Results

•

Net revenue for the third quarter of 2016 decreased by 19% to $27.1 million from $33.5 million during the same period in 2015.

•

Net loss for the third quarter of 2016 was $24.5 million as compared to $7.5 million, during the same period in 2015. Adjusted net loss1 for the third quarter of 2016 was $9.0 million as compared to $6.3 million, during the same period in 2015.

•

EBITDA2 for the third quarter of 2016 amounted to a loss of $6.2 million as compared to earnings of $9.0 million during the same period in 2015. Adjusted EBITDA3 for the third quarter of 2016 decreased by 10% to $9.3 million from $10.3 million during the same period in 2015.

•

Loss per share4 and adjusted loss per share4 for the third quarter of 2016 were $0.34 and $0.15 respectively, calculated on a weighted average number of 83,601,283 shares, as compared to a Loss per share of $0.13 and adjusted loss per share of $0.12 during the same period in 2015, calculated on a weighted average number of 83,480,875 shares.

Summary of Nine Months Ended September 30, 2016 Results

•

Net revenues for the nine months of 2016 decreased by 20% to $78.1 million from $97.4 million during the same period in 2015.

•

Net loss for the nine months of 2016 was $51.3 million as compared to $18.0 million, during the same period in 2015. Adjusted net loss1 for the nine months of 2016 was $32.0 million as compared to $14.7 million, during the same period in 2015.

•

EBITDA2 for the nine months of 2016 decreased by 91% to $2.5 million as compared to $26.6 million during the same period in 2015. Adjusted EBITDA3 for the nine months of 2016 decreased by 27% to $21.8 million as compared to $30.0 million during the same period in 2015.

•

Loss per share4 and adjusted loss per share4 for the nine months of 2016 were $0.74 and $0.51, respectively, calculated on a weighted average number of shares of 83,573,418, as compared to loss per share4 of $0.34 and adjusted loss per share4 of $0.30 during the same period in 2015, calculated on a weighted average number of shares of 83,471,336.

1Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, loss from inventory valuation,  gain/(loss) on derivatives, impairment loss, other operating income  and gain/(loss) on foreign currency. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 1.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/( loss) on derivatives, loss from inventory valuation, impairment loss, other operating income and gain/(loss) on foreign currency. See Table 1.

4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income/(loss) and Adjusted  Net income/(loss) less preferred dividend divided by the weighted average number of shares respectively. See Table 1.

Fleet and Employment Profile

In July 2016, the Company took delivery of Kypros Spirit (ex-Hull No.828), a 78,000 dwt, Japanese eco-design newbuild Panamax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

In July 2016, our subsidiary Kyotofriendo Two Shipping Corporation signed a novation agreement for newbuild Hull No. 1552, a 81,600 dwt, Japanese Kamsarmax class vessel, scheduled for delivery in 2018 and novated the newbuild to our subsidiary Pinewood Shipping Corporation (“Pinewood”). Pinewood has agreed to issue, upon delivery of the vessel, cumulative redeemable perpetual preferred shares to an unaffiliated investor (the “Investor”) to finance $16.9 million of the cost of such vessel. The preferred shares will pay a dividend of 2.95% p.a., will not entitle the Investor to any voting rights and may be redeemed at the option of Pinewood at any time or at the option of the Investor upon the third anniversary of the issuance date or at any time thereafter. Furthermore, the Investor will be entitled to nominate one director to the Issuer’s board that represents a minority of the Issuer’s board of directors.

In October 2016, our subsidiary Gloverseven Shipping Corporation signed a novation agreement for newbuild Hull No. S835, a 77,000 dwt, Japanese Panamax class vessel and our subsidiary Kyotofriendo One Shipping Corporation signed a memorandum of agreement for the sale upon delivery of newbuild Hull No. 1551, a 81,600 dwt, Japanese Kamsarmax class vessel, in each case, to entities owned by our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou. Each vessel is scheduled to be delivered in the first quarter of 2017. The two transactions were evaluated and approved in September 2016 by a Special Committee of the Company’s Board of Directors, wholly comprised of independent members of the Board and advised by independent counsel. This followed the Company’s decision to further reduce its capital commitments, which includes the novation or resale of newbuilds. The Special Committee obtained two appraisals from independent third party brokers for each newbuild vessel, and approved the terms of each transaction. The higher of the two appraisals obtained from the independent third party brokers was $21.5 million for Hull No. S835 and $24.5 million for Hull No. 1551; or $46.0 million in the aggregate. Our remaining capital expenditure requirements in respect of Hull No. S835 and Hull No. 1551 were $48.2 million in the aggregate. The difference of $2.2 million between the aggregate vessel valuations and the remaining aggregate capital expenditure requirements with respect to these newbuilds, as well as the commission of 1% of the contract price payable to the related party management company with respect to each of the newbuilds, have been waived in our favor. Hence an aggregate impairment loss of $17.2 million, representing installments already paid in respect of Hull No. S835 and Hull No. 1551 and capitalized costs, was recorded in the third quarter of 2016.

As of October 26, 2016, our operational fleet was comprised of 37 drybulk vessels with an average age of 6.50 years and an aggregate carrying capacity of 3,339,800 million dwt. The fleet consists of 14 Panamax class vessels, eight Kamsarmax class vessels, 12 post- Panamax class vessels and three Capesize class vessels, all built 2003 onwards.

As of October 26, 2016, we had contracted to acquire two additional drybulk newbuild vessels, both Kamsarmax class vessels, scheduled for delivery in 2017 and 2018, excluding Hull No. 1551 which has been contracted to be sold upon delivery. Upon delivery of all newbuilds and assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will comprise of 39 vessels, 11 of which will be eco-design vessels, having an aggregate carrying capacity of 3.5 million dwt.

 Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of October 26, 2016:

Vessel Name	DWT	Year Built[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Panamax
Maria	76,000	2003	Japan	6,500	Aug 2016 – Jun 2017
Koulitsa	76,900	2003	Japan	5,825	Jun 2016 – Jan 2017
Paraskevi	74,300	2003	Japan	5,600	Aug 2016- Jan 2017
Vassos	76,000	2004	Japan
Katerina	76,000	2004	Japan	BPI[4] + 6%	Apr 2015 – Apr 2017
Maritsa	76,000	2005	Japan	6,750	Jul 2016 – Mar 2017
Efrossini	75,000	2012	Japan	6,000	Oct 2016 – Oct 2016
Zoe	75,000	2013	Japan	6,200	Aug 2016 – Nov 2017
Kypros Land	77,100	2014	Japan	5,750	Mar 2016- Nov 2016
Kypros Sea	77,100	2014	Japan	7,850	Oct 2016 – Nov 2016
Kypros Bravery	78,000	2015	Japan	7,500	Sep 2016 – Jul 2017
Kypros Sky	77,100	2015	Japan	12,000	Oct2016 – Dec 2016
Kypros Loyalty	78,000	2015	Japan	6,250	Jun 2016 – Sep 2017
Kypros Spirit	78,000	2016	Japan	8,125	Sep 2016 – Nov 2016
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	6,000	Jun 2016- Sep 2017
Pedhoulas Trader	82,300	2006	Japan	6,200	Jul 2016 – Sep 2017
Pedhoulas Leader	82,300	2007	Japan	6,250	Dec 2015- Jan 2017
Pedhoulas Commander	83,700	2008	Japan	6,250	Jan 2016 – Jan 2017
Pedhoulas Builder [6]	81,600	2012	China	9,150	Oct 2016 - Nov 2016
Pedhoulas Fighter [6]	81,600	2012	China	6,100	Feb 2016 – Jan 2017
Pedhoulas Farmer [6]	81,600	2012	China	6,200	Aug 2016 – Mar 2017
Pedhoulas Cherry [6]	82,000	2015	China	5,500 8,850 6,600	Feb 2016 – Dec 2016 Dec 2016-Feb 2017 Mar 2017 – May 2018
Post-Panamax
Marina	87,000	2006	Japan	6,200	Dec 2015 – Feb 2017
Xenia	87,000	2006	Japan	6,350	Jul 2016 – Feb 2017
Sophia	87,000	2007	Japan	7,250	Apr 2016 – Sep 2018
Eleni	87,000	2008	Japan	7,900	Oct 2016 – Nov 2016
Martine	87,000	2009	Japan	BPI[4] + 10%	Apr 2015 – Mar 2017
Andreas K	92,000	2009	South Korea	5,650	Aug 2016 – Nov 2016
Panayiota K	92,000	2010	South Korea	8,750	Oct 2016 – Dec 2016
Venus Heritage	95,800	2010	Japan	10,200	Sep 2016 – Dec 2016
Venus History	95,800	2011	Japan	9,350	Oct 2016 – Nov 2016
Venus Horizon	95,800	2012	Japan	5,500	Jan 2016 – Apr 2017
Troodos Sun	85,000	2016	Japan	7,800	Aug 2016 – Oct 2016
Troodos Air	85,000	2016	Japan	8,050	Sep 2016 – Oct 2016
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Sep 2031
Pelopidas	176,000	2011	China	38,000	Jan 2012 – Jan 2022
Lake Despina	181,400	2014	Japan	24,376 [5]	Jan 2014 – Jan 2024
Total dwt of existing fleet	3,339,800

Hull Number	DWT	Expected delivery[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Kamsarmax
Hull 1146	82,000	H1 2017	China
Hull 1552	81,600	H1 2018	Japan
Total dwt of orderbook	163,600

1)

For existing vessels, the year represents the year built. For newbuilds, the dates shown reflect the expected delivery date.

2)

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses.

3)

The date listed represent either the actual start date or, in the case of a contracted charter that had not commenced as of October 26, 2016, the scheduled start date.  The actual start date and redelivery date may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

5)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

6)

Vessel sold and leased back on a net daily bareboat charter rate of $6,500, for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

The contracted employment of fleet ownership days as of October 26, 2016 was:

2016 (remaining)	75%
2016 (full year)	93%
2017	28%
2018	10%

Capital expenditure requirements and liquidity

As of October 26, 2016, the remaining order book of the Company, excluding the Hull No. 1551 which has been contracted to be sold upon delivery in 2017, consists of two newbuild vessels, the Hull No. 1146 and the Hull No. 1552, which are scheduled to be delivered in 2017 and 2018 respectively.

Proceeds from the agreed sale of Hull No. 1551 fully cover the associated capital expenditure requirements for this vessel.

As of October 26, 2016, the aggregate remaining capital expenditure requirements amounted to $50.5 million, consisting of $28.1 million payable in 2017, and $22.4 million payable in 2018.

We have agreed $41.7 million of financing in total, in relation to $50.5 million of remaining capital expenditure requirements, consisting of an additional borrowing capacity of $24.8 million available under a sale and lease back financing agreement for Hull No. 1146 and of $16.9 million of preferred equity issuance in 2018 for Hull No. 1552 to an unaffiliated investor.

As of October 26, 2016, we had liquidity of $92.0 million consisting of $72.2 million in cash and bank time deposits, $19.8 million in restricted cash, in addition to $41.7 million of financing arrangements.

Dividend Policy

The Board of Directors of the Company has not declared a dividend for the third quarter of 2016. The Company has 83,611,628 shares of common stock issued and outstanding as of October 31, 2016.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “During the first nine months of 2016 in the worst part of the shipping cycle we maintained positive cash flows from operations covering our daily vessel operating expenses1 including dry docking cost and initial supplies expenses, daily general and administrative expenses5 and interest expense. We have worked over the past year to reduce debt maturities for the following years. We have also substantially reduced our capital expenditures by novating or reselling past relatively expensive new-build contracts. We have partially financed the purchase of the one new-build through the issuance of preferred stock and have arranged a sales and lease back financing for the other. These steps have strengthened the company's liquidity position.”

Conference Call

On October 31, 2016 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until November 7, 2016 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

 See Table 2.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2016 Results

Net loss for the third quarter of 2016 was $24.5 million compared to net loss of $7.5 million during the same period in 2015, mainly due to the following factors:

Net revenues: Net revenues decreased by 19% to $27.1 million for the third quarter of 2016, compared to $33.5 million for the same period in 2015, mainly due to a decrease in charter rates. The Company operated 36.97 vessels on average during the third quarter of 2016, earning a TCE6 rate of $7,637, compared to 35.98 vessels and a TCE rate of $8,843 during the same period in 2015.

Vessel operating expenses: Vessel operating expenses, which include dry-docking cost and initial supplies expenses, decreased by 19% to $12.3 million for the third quarter of 2016, compared to $15.1 million for the same period in 2015, while the average number of vessels increased by 3% to 36.97 vessels, from 35.98 vessels respectively. The decrease in operating expenses is due to a decrease in spares, store and various other operating expenses. Vessel operating expenses for the third quarter of 2016 included the cost of one dry-docking, compared to three during the third quarter of 2015.

Impairment loss: Impairment loss amounted to $17.2 million for the third quarter of 2016, compared to zero for the same period in 2015, as a result of the write off of the installments and other capitalized costs, already paid in respect of Hull No. S835 and Hull No. 1551, following the agreed novation agreement of the shipbuilding contract of newbuild of Hull No. S835, and the memorandum of agreement for the sale upon delivery of newbuild Hull No. 1551.

Other operating income: Other operating income amounted to $1.2 million for the third quarter of 2016, compared to zero for the same period in 2015. This mainly represents the amount awarded and paid to the Company under a claim filed in the Japanese courts in connection with the termination in October 2015 by Daiichi Chuo Kisen Kaisha of a ten-year time charter contract of a Company vessel.

Depreciation: Depreciation increased to $12.7 million for the third quarter of 2016, compared to $12.3 million for the same period in 2015, as a result of the increase in the average number of vessels operated by the Company during the third quarter of 2016.

Gain/(loss) on derivatives: Gain on derivatives was $ 0.4  million in the third quarter of 2016, compared to a loss of $1.0 million for the same period in 2015, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that are employed to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge part of the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts was 1.3 years as of September 30, 2016.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Voyage expenses: Voyage expenses decreased by 76% to $1.2 million for the third quarter of 2016 compared to $5.0 million for the same period in 2015, mainly due to a decrease in vessel repositioning expenses caused by lower fuel prices.

Daily vessel operating expense1: Daily vessel operating expenses, which include dry-docking cost and initial supplies expenses, were reduced by 21% to $3,617 for the third quarter of 2016 compared to $4,550 for the same period in 2015, as a result of reduced vessel operating expenses due to continued cost reduction initiatives. Daily vessel operating expenses include the cost of one dry docking completed during the third quarter of 2016 compared to three completed during the same period in 2015.

Daily general and administrative expenses8: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Managers1 and daily costs incurred in relation to our operation as a public company, were $1,196 for the third quarter of 2016, compared to $1,182 for the same period in 2015.

Interest expenses: Interest expense increased to $4.8 million in the third quarter of 2016 compared to $2.8 million for the same period in 2015, mainly as a result of the four-vessel sale and leaseback transactions concluded in September 2015, which led to the increase in the average outstanding amount of loans and credit facilities and to the weighted average interest rate of such loans and credit facilities.

6 See Table 2.

6 Time charter equivalent rates, or TCE rate, represents the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during such period.

4 See Table 2.

7 See Table 2.

8  Safety Management Overseas S.A. and Safe Bulkers Management Limited, each a related party referred in this press release as “our Manager” and collectively “our Managers’’.

7 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each a related party referred in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2015	2016	2015	2016
REVENUES:
Revenues	34,868	28,198	101,177	81,015
Commissions	(1,391)	(1,076)	(3,804)	(2,953)
Net revenues	33,477	27,122	97,373	78,062
EXPENSES:
Voyage expenses	(4,958)	(1,218)	(14,852)	(6,189)
Vessel operating expenses	(15,059)	(12,303)	(41,984)	(36,886)
Depreciation	(12,257)	(12,673)	(34,958)	(36,799)
General and administrative expenses	(3,911)	(4,066)	(10,516)	(11,694)
Loss from inventory valuation	(330)	-	(1,286)	-
Other operating income	-	1,158	-	1,158
Loss on sale of assets	-	-	-	(2,750)
Impairment loss	-	(17,163)	-	(17,163)
Operating loss	(3,038)	(19,143)	(6,223)	(32,261)
OTHER (EXPENSE) / INCOME:
Interest expense	(2,831)	(4,780)	(7,406)	(14,465)
Other finance income/(costs)	726	(222)	(37)	(1,469)
Interest income	17	97	54	385
(Loss)/gain on derivatives	(1,010)	357	(2,368)	(871)
Foreign currency gain	45	110	286	300
Amortization and write-off of deferred finance charges	(1,455)	(937)	(2,348)	(2,948)
Net loss	(7,546)	(24,518)	(18,042)	(51,329)
Less Preferred dividend	3,550	3,502	10,650	10,530
Net loss available to common shareholders	(11,096)	(28,020)	(28,692)	(61,859)
Loss per share basic and diluted	(0.13)	(0.34)	(0.34)	(0.74)
Weighted average number of shares	83,480,875	83,601,283	83,471,336	83,573,418

	Nine Months Period Ended September 30,
	2015	2016
(In million of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	$20.0	$6.8
Net cash (used in)/provided by investing activities	(131.0)	15.2
Net cash provided by/(used in) financing activities	144.4	(93.7)
Net increase/(decrease) in cash and cash equivalents	33.4	(71.7)

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2015	September 30, 2016
ASSETS
Cash, restricted cash and time deposits	196,748	78,594
Other current assets	14,419	13,398
Assets held for sale	31,995	-
Vessels, net	988,161	1,051,405
Advances for vessel acquisition and vessels under construction	68,356	12,890
Restricted cash non-current	7,837	10,275

Other non-current assets	2,115	971
Total assets	1,309,631	1,167,533
LIABILITIES AND EQUITY
Other current liabilities	11,535	9,930
Current portion of long-term debt, net	77,467	11,560
Liability directly associated with assets held for sale, net	16,724	-
Long-term debt, net	569,399	572,816
Other non-current liabilities	360	2,417
Shareholders’ equity	634,146	570,810
Total liabilities and equity	1,309,631	1,167,533

TABLE 1

RECONCILIATION OF ADJUSTED NET LOSS, EBITDA, ADJUSTED EBITDA AND ADJUSTED LOSS PER SHARE

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2015	2016	2015	2016
Net Loss – Adjusted Net Loss
Net loss	(7,546)	(24,518)	(18,042)	(51,329)
Plus Loss on sale of assets	-	-	-	2,750
Plus Loss/(gain) on derivatives	1,010	(357)	2,368	871
Plus Loss from inventory valuation	330	-	1,286	-
Less Other operating income	-	(1,158)	-	(1,158)
Plus Impairment loss	-	17,163	-	17,163
Less Foreign currency gain	(45)	(110)	(286)	(300)
Adjusted Net loss	(6,251)	(8,980)	(14,674)	(32,003)

EBITDA - Adjusted EBITDA
Net loss	(7,546)	(24,518)	(18,042)	(51,329)
Plus Net Interest expense	2,814	4,683	7,352	14,080
Plus Depreciation	12,257	12,673	34,958	36,799
Plus Amortization	1,455	937	2,348	2,948
EBITDA	8,980	(6,225)	26,616	2,498
Plus Loss on sale of assets	-	-	-	2,750
Plus Loss/(gain) on derivatives	1,010	(357)	2,368	871
Plus Loss from inventory valuation	330	-	1,286	-
Less Other operating income	-	(1,158)	-	(1,158)
Plus Impairment loss	-	17,163	-	17,163
Less Foreign currency gain	(45)	(110)	(286)	(300)
ADJUSTED EBITDA	10,275	9,313	29,984	21,824

Loss per share
Net loss	(7,546)	(24,518)	(18,042)	(51,329)
Less Preferred dividend	3,550	3,502	10,650	10,530
Net loss available to common shareholders	(11,096)	(28,020)	(28,692)	(61,859)
Weighted average number of shares	83,480,875	83,601,283	83,471,336	83,573,418
Loss per share	(0.13)	(0.34)	(0.34)	(0.74)

Adjusted Loss per share
Adjusted Net loss	(6,251)	(8,980)	(14,674)	(32,003)
Less Preferred dividend	3,550	3,502	10,650	10,530
Adjusted Net loss available to common shareholders	(9,801)	(12,482)	(25,324)	(42,533)
Weighted average number of shares	83,480,875	83,601,283	83,471,336	83,573,418
Adjusted Loss per share	(0.12)	(0.15)	(0.30)	(0.51)

EBITDA, Adjusted EBITDA, Adjusted Net Income/(loss), Adjusted Net income/(loss) available to common shareholders and Adjusted Earnings/(loss) per share are not recognized measurements under US GAAP.

Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, loss from inventory valuation, gain/(loss) on derivatives, impairment loss, other operating income  and gain/(loss) on foreign currency. Adjusted Net income/(loss) available to common shareholders represents Adjusted Net income/(loss) less Preferred dividend.

EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before loss on sale of assets, loss from inventory valuation, gain/(loss) on derivatives, impairment loss, other operating income  and gain/(loss) on foreign currency. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, loss from inventory valuation, impairment loss, other operating income, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss), Adjusted Net income/(loss) available to common shareholders and Adjusted Earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2015	2016	2015	2016

FLEET DATA
Number of vessels at period’s end	36	37	36	37
Average age of fleet (in years)	5.92	6.43	5.92	6.43
Ownership days (1)	3,310	3,401	9,362	9,986
Available days (2)	3,225	3,392	9,217	9,947
Operating days (3)	3,148	3,329	9,106	9,703
Fleet utilization (4)	95.1%	97.9%	97.3%	97.2%
Average number of vessels in the period (5)	35.98	36.97	34.29	36.45

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$8,843	$ 7,637	$8,953	$ 7,226
Daily vessel operating expenses (7)	$4,550	$ 3,617	$4,485	$ 3,694
Daily general and administrative expenses (8)	$1,182	$1,196	$1,123	$1,171

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com